

May 6, 2010

Via U.S. Mail

Steven A. Tedesco
President
Promap Corporation
7060B S. Tucson Way
Centennial, Colorado 80112

> **Re: Promap Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2010**
> **File Number 333-163342**

Dear Mr. Tedesco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Legal Proceedings, page 20

1.   Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K for the past ten years.   If no such events occurred, please so state.

<u>Directors, Executive Officers, Promoters and Control Persons, page 21</u>

<u>Background Information about Our Officers and Directors, pages 21-22</u>

2.   On an individual basis for each director, enhance your disclosure to specifically state why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company, in light of the company's business and structure, as of the time that the registration statement was filed. Refer to Item 401(e)(1) of Regulation S-K.

<u>Customers, page 28</u>

3.   We note your response to our prior comment seven and your related disclosure that your "prices are agreed to in advance" and that your rates are "periodically matched by the affiliates with third party rates and are determined to be comparable." In this regard, supplementally tell us the number of third parties determined to be comparable to you and how this determination was reached. Also explain the criteria used to determine that the affiliate rates are comparable to the third party rates.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Accounting Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jon D. Sawyer, Esq.
        (720) 889-2222